Mail Stop 4561

October 31, 2007

Robert F.X. Sillerman
FX Real Estate and Entertainment Inc.
650 Madison Avenue
New York, NY 10022

     Re: **FX Real Estate and Entertainment Inc.**
                Pre-Effective Amendment No. 1 to
                Registration Statement on Form S-1
                Filed October 9, 2007
                File No. 333-145672

Dear Mr. Sillerman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the provision of the supplemental materials pursuant to our request to provide support for factual assertions in the Prospectus and management's assertions. Our prior comment, however, asked that you clearly mark the supplemental materials to *highlight* the specific information you believe supports the statement referenced. The materials provided have not been clearly marked to highlight the relevant information. In addition, some of the tabbed pages (6,7,8 and 17) were empty. Please provide the requested information.

2. We have reviewed your response to comment number 2 and your analysis that the

exchange should not be integrated because the exchange is "merely a condition precedent to effectuating this offering" and "is not a capital raising transaction." However, since the purpose of this-IPO reorganization is to facilitate the IPO itself, the two offerings would not be considered to be undertaken for different purposes, although they may have different results. We note that in this case the exchange agreements were executed after the filing of this registration statement rather than in a transaction in which shareholders were irrevocably bound to exchange their shares in a private placement that had been completed prior to the filing of a registration statement. Accordingly, please provide us with a more robust analysis as to why you do not believe these offerings should be integrated.

Coverpage of the Prospectus

3. You indicate that the date of the commencement of the proposed sale to the public is as soon as practicable after this registration statement becomes effective. On page 5, however, you note that the distribution will take place 20 days following effectiveness of the registration statement. Please advise or revise. Further, please tell us the business purpose for the 20 day waiting period and whether you have a right to not conduct the distribution during this period of time.

4. We note your response to prior comment 5 that the consummation of the distribution will not cause CKX's stockholders to cease being stockholders of CKX. However, in order for stockholders to understand the distribution will affect stockholders interests, the intention of CKX currently there is no mention on the cover that CKX intends to go private. Please revise to include this intention since although this distribution will occur regardless of whether the going private transaction will occur, this is a part of a series of transactions for purposes of going private and in fact a condition to going private and the value of the going private transaction is subject to the value of your stock.

Questions and Answers about the Distribution, page ii

Q. Will the distribution impact my ownership of shares of CKX common or preferred stock?, page iii

5. Please revise to describe "MBST."

Company Strategy, page 2

6. In the last bullet point, you state that you intend to pursue an acquisition of Riveria Holding Corporation. Please succinctly provide additional detail here, and provide a more detailed description of your plan on page 44 under your heading "The Riviera."

History of our Company and Background of the Distribution, page 3

7. We note your additional disclosure regarding your licensing agreements with Elvis Presley enterprise and Muhammad Ali Enterprises. Additionally, please disclose CKX's percentage ownership in these two companies.

8. You disclose that on May 11, 2007, Flag Luxury Properties, LLC contributed its direct and indirect membership interests in the Metroflag entities to FX Luxury Realty, LLC. Please clarify whether this interest was 25% of the membership interests in the Metroflag entities, as disclosed on page F-40. If not, please clarify how Flag Luxury Properties, LLC, gained control of the 25% interest in the Metroflag entities owned directly and indirectly by Bret Torino Group at December 31, 2006.

Risk Factors, page 13

If we lose the services of our key personnel, including Robert F.X. Sillerman … page 19

9. We note your amended disclosure in response to our prior comment. In addition, please also disclose the "certain" other executives on whom you depend. Please also disclose the fact that Mr. Benson will spend part of this time working for another company, as you have done on the bottom of page 81.

Our subsidiaries will need to recruit a substantial number of new employees … page 20

10. Please amend the wording of your risk factor heading to indicate that both the need to recruit a substantial number of employees and that such employees may seek unionization could adversely affect you. Currently, the wording of the risk factor heading could be read to indicate that only unionization could harm you.

At June 30, 2007, there are material weaknesses in internal control over financial reporting … page 21

11. Please revise your risk factor heading to state the specific risk to you (*i.e.*, to specifically state how your material weaknesses in internal control over financial reporting could harm you and your shareholders).

Risks Associated with Redevelopment of the Park Central Property, page 22

12. We note your response to our prior comment. We note however, that the redevelopment of the Park Central Property, which you state is an essential component of your business plan, involves not just the construction of the physical buildings in the Park Central Property, but also the success of the operation of your hotel and casino. Therefore, please revise the language stating

that these risks are not current risks.

Extensive state and local regulation, and licensing and gaming authorities … page 23

13. In our prior comment letter, we noted with respect to the redevelopment of the Park Central Property that you state that you do not anticipate making application for needed approvals and licenses in the immediate future and asked you to revise to disclose why you have not already applied for such approvals and licenses. You stated that you have revised the referenced disclosure as requested, but we only observed that the referenced statements were deleted. Please advise.

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable, page 26

14. Please revise to make this risk factor more concise, and move any additional information to another section of the Prospectus.

The Company, page 33

General, page 33

15. We note your response to our prior comment regarding obtaining adequate financing prior to commencing the redevelopment of the Park Central Property. Additionally, please disclose whether construction will begin for each of the three phases of this project before adequate financing for each phase has been obtained.

Development Plans, page 36

16. We note your response to our comment regarding your intention to develop an upscale hotel in partnership with "a five-star hotel operator." Please disclose the fact that you have had informal discussions with a few five-star hotel operators but have not entered into any formal arrangements with any such operator.

17. We note your additional disclosure regarding the fact that your current operations do not generate sufficient revenue to support your redevelopment plans. Additionally, in light of the going concern opinion, please disclose how long you expect your current cash on hand will meet your cash requirements and whether you believe you will be required to raise additional funds in the next six months. Please refer to Regulation S-K, Item 101(a)(2)(B)(1). If such information is already included in the MD&A, please advise as to where it is included. We are aware of your general statement in the first paragraph on page 69 under "Liquidity and Capital Resources."

Hotel(s) at Graceland, page 41

18. You disclose that the development of the Graceland master plan and the related hotels is an important part of your business plan and therefore your involvement in the planning and development of the master plan "may go beyond development of the aforementioned hotels." Please describe how and in what capacity your involvement may increase.

Muhammad Ali License Agreement, page 43

19. In our prior comment letter, we noted that you reference Muhammad Ali-themed real estate and attraction based properties and asked you revise to provide more detailed disclosure of your business plan with respect to the rights you have to use Muhammad Ali-related intellectual property. You responded by stating that you have no current plans with respect to the use of Muhammad Ali-related intellectual property. Please disclose this.

The Riviera, page 44

20. We note your updated disclosure regarding your recent acquisition of additional shares in Riveria Holdings Corporation. Please disclose your current percentage ownership in Riveria Holdings Corporation, the percentage of shares that you are attempting to acquire through a merger, the total cost to you if you are successful at obtaining such shares at the price of $34 a share, how you plan to finance this acquisition and how this fits in with your overall strategy of redeveloping the Park Central Property. Please also update this section, if necessary, to reflect any additional developments or actions you have taken since the Clark County District Court's ruling on August 22, 2007. Finally, please consider whether any agreements associated with your potential acquisition of Riveria Holdings Corporation need to be filed as material contracts pursuant to Regulation S-K, Item 601(b)(10) and whether there are any additional material risks associated with this acquisition which merit disclosure.

Owner and Operator Licensing Requirements, page 46

21. In our prior comment letter we issued the following comment: "Please disclose how much funds your casino will be required to hold in cash under Nevada Gaming law. Please refer to Regulation S-K, Item 101(c)(1)(vi)." You note that you have revised the referenced disclosure as requested, but we do not see these revisions. Please advise or revise.

Approval of Public Offerings, page 49

22. We note your revisions to this section. Please also disclose any reasons that the Nevada Gaming Commission may have for delaying or preventing issuers from

proceeding with public offerings.

Competition, page 51

23. In our prior comment letter we issued the following comment: "Please also provide additional details regarding the three new resorts that you mention will be opening in the next few years on or near the Las Vegas Strip." You note your response that you have revised the referenced disclosure as requested, but we do not see these revisions. Please advise or revise.

Unaudited Pro Forma Condensed Combined Financial Information, page 54

Unaudited Pro Forma Condensed Combined Balance Sheet, page 57

24. Please revise the presentation on the face of the balance sheet to associate specific notes with specific line items in the adjustments column. It is not clear from the current presentation which notes certain adjustments relate to.

25. Please clarify for us why you are adding the book value of the assets of Metroflag as of June 30, 2007 to arrive at your pro forma balance sheet.

1. Pro Forma Adjustments, page 60

26. We note that you have allocated the entire purchase price of the remaining 50% interest in Metroflag to land. Please tell us how you considered cash and any other assets of value acquired in this transaction. Additionally, if you believe that the value of all assets acquired other than land are zero, please tell us why you have not recorded an impairment loss during the period ended June 30, 2007 for the value of all of the assets of Metroflag already recorded on you books, other than land.

Management, page 76

27. We note your response to our prior comments 65 and 66 regarding your management team. In your response, you state that the Management Chart and introductory language set forth therein is as of completion of the distribution. Please revise your disclosure so that it speaks as of the effective date of the registration statement, not upon completion of the distribution which is 20 days later.

Employment Contracts, page 80

28. We note that the employment agreements of Messrs. Sillerman and Benson, your CEO and CFO, will not become effective immediately, but at certain dates in the future. Until these employment agreements with you are effective, you disclose

that Messrs. Sillerman and Benson will provide their services as CEO and CFO, respectively, in furtherance of their obligations under the shared services agreement. First, please consider whether the fact that your CEO and CFO may not have effective employment agreements with you at the time the registration statement goes effective merits discussion as a risk factor. Second, as this discussion of the "shared service agreement" comes before the discussion of such agreements on page 92, it is confusing. Therefore, please move the discussion on page 92 under the heading "Shared Services Agreements" to a point before or near this discussion of employment contracts. Third, under your heading of "Shared Services Agreements," please revise to indicate which employees this agreement (or these agreements, whichever is the case), refer to, and when such agreements will be executed. If such agreements are executed prior to the effectiveness of this registration statement, please consider whether they need to be filed as a material contract(s) pursuant to Regulation S-K, Item 601(b)(10).

Description of Certain Indebtedness, page 88

Credit Facilities, page 88

29. In our prior comment letter we issued the following comment: "Please revise to include this discussion in your MD&A and eliminate any duplication." You note that you have revised the referenced disclosure as requested to include this disclosure in MD&A and eliminate the duplication, but we do not see these revisions. Please advise or revise.

30. We note your response to our prior comment regarding the construction loan, as well as your revised disclosure. In addition, please disclose that the lender and terms for such loan have not yet been determined. Also, please revise such disclosure if the lender and terms of such loan are determined prior to the effective date of the registration statement.

Shared Services Agreement, page 92

31. We note your response to our prior comment regarding entering into shared services agreements with CKX and Flag Luxury Properties. As you state that these agreements will be entered into shortly following the filing of Amendment No. 1, please update this disclosure when the terms of such agreements are finalized.

Employee Relationships, page 94

Robert F.X. Sillerman
FX Real Estate and Entertainment Inc.
October 31, 2007
Page 8

32. We note your response to our comment regarding Dayssi Kanavos and your amended disclosure. In addition, please describe what kind of services you expect Ms. Kanavos to provide to you and in what capacity she will be providing these services.

FX Luxury Realty, LLC

Ownership of FXLR, page F-7

33. We have reviewed your response to comment #82. Please tell us who the owners of Flag Luxury Properties, LLC and FX Luxury Realty, LLC were immediately prior to the transaction between the two entities on May 11, 2007, and what each owner's percentage interest was in each respective entity. If a group of shareholders did own more than 50% of the voting interest in each entity, tell us whether or not contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists, as described in paragraph 3 of EITF 02-5. Based on the disclosure in your filing, it does not appear paragraph D11.a of SFAS 141 would apply to this transaction since Flag did not own any interest in FXLR until this transaction occurred.

34. Tell us how the purchase by FXLR of the 50% interest in Metroflag was recorded on the balance sheet of FXLR at the date of the transaction, and how the amounts recorded were calculated. Additionally, tell us what subsequent changes were made to the Investment in Metroflag line item on the balance sheet between May 11, 2007 and June 30, 2007.

35. You disclose that on June 1, 2007, Flag Leisure Group, LLC sold FXLR all of the membership interests in RH1, LLC. Additionally, you disclose that on that date Flag Luxury Properties, LLC, sold all of its membership interests in Flag Luxury Riv, LLC, to FXLR. Please tell us what consideration FXLR issued in connection with these two purchase transactions. Additionally, tell us whether either of these transactions was accounted for as a transfer between entities under common control.

The Repurchase Agreement and Contingently Redeemable Members' Interest, page F-8

36. Please summarize for us the terms of the repurchase agreement, including what events would trigger the agreement, what parties would be liable, how the 18 million shares expected to be subject to the agreement was calculated, and an example of how the agreement would work assuming a triggering event occurs.

37. You state that as a result of the CKX investment and the purchase of the entities that own the Riv Shares and the Riv Option on June 1, 2007, FXLR revalued its assets and liabilities in accordance with SFAS 141. Please clarify for us what paragraphs of SFAS 141 you relied upon to determine this accounting was

appropriate.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

38. Please file a consent of Paul Kanavos.

39. Please also advise whether you plan to file the distribution trust agreements as material contracts, and if not, please tell us why.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Alan I. Annex, Esq. (via facsimile)
        Andrew E. Balog, Esq. (via facsimile)